Item 1


                                  AerCo Group
                       Quarterly Report December 15, 1999
All amounts are in thousands of US dollars unless otherwise states

------------------------------------------------------------------------------------------------------------------------------------
Selected Financial Data for the period September 15,1999 to December 15, 1999 (Note 1) and Cumulative to date

                                                                  Current Period                       Cumulative to date
----------------------------------------------------------------------------------------------- ------------------------------------
                                                           Actual    Prospectus    Variance       Actual     Prospectus    Variance
----------------------------------------------------------------------------------------------- ------------------------------------
Cash Collections
Gross Lease rentals                                         26,051      29,382       (3,331)      156,322      165,180       (8,858)
Repossession and other Stress Related costs                   (192)     (1,763)       1,571        (2,955)      (9,837)       6,882
----------------------------------------------------------------------------------------------- ------------------------------------
Net Lease Rentals  (A)                                      25,859      27,619       (1,760)      153,367      155,343       (1,976)
----------------------------------------------------------------------------------------------- ------------------------------------

Maintenance receipts                                         2,369           -        2,369        15,610            -       15,610
Interest received                                              829         561          268         4,295        3,172        1,123
Other cash received                                              -           -            -        28,205          109       28,096

----------------------------------------------------------------------------------------------- ------------------------------------
Total Cash Collections  (B)                                 29,057      28,180          877       201,477      158,624       42,853
----------------------------------------------------------------------------------------------- ------------------------------------

Cash Expenses
Cash Operating Expenses
- Maintenance                                               (2,134)          -       (2,134)      (22,148)           -      (22,148)
- Insurance, re-leasing and other costs                     (1,718)       (588)      (1,130)       (4,729)      (3,387)      (1,342)
                                                        --------------------------------------- ------------------------------------
Subtotal                                                    (3,852)       (588)      (3,264)      (26,877)      (3,387)     (23,490)
                                                        --------------------------------------- ------------------------------------
Selling General & Administrative Expenses
 - Servicer fees                                              (586)       (608)          22        (5,501)      (3,764)      (1,737)
 - Other servicer provider fees and overhead                (1,300)     (1,203)         (97)       (6,742)      (7,320)         578
Subtotal                                                    (1,886)     (1,811)         (75)      (12,243)     (11,084)      (1,159)

----------------------------------------------------------------------------------------------- ------------------------------------
Total Cash Expenses  (C)                                    (5,738)     (2,399)      (3,339)      (39,120)     (14,471)     (24,649)
----------------------------------------------------------------------------------------------- ------------------------------------

Movement in Expense/Collection Account Balances/                69           -           69          (667)           -         (667)
Security Deposits (D)
----------------------------------------------------------------------------------------------- ------------------------------------
Net Cash Collections  ( (B)+(C)+(D) )                       23,388      25,781       (2,393)      161,690      144,153       17,537
----------------------------------------------------------------------------------------------- ------------------------------------

Note Payments
Interest Payments (Net of Swap Effects)                     15,615      15,435          180        82,062       84,925       (2,863)
Principal Payments
A-1                                                              -           -            -             -            -            -
A-2                                                          6,876       9,194       (2,318)       71,455       53,680       17,775
B-1                                                            761       1,014         (253)        7,756        5,129        2,627
C-1                                                            136         138           (2)          417          419           (2)
D-1                                                              -           -            -             -            -            -
                                                        --------------------------------------- ------------------------------------
Subtotal                                                     7,773      10,346       (2,573)       79,628       59,228       20,400
                                                        --------------------------------------- ------------------------------------

----------------------------------------------------------------------------------------------- ------------------------------------
Total Payments to Noteholders                               23,388      25,781       (2,393)      161,690      144,153       17,537
------------------------------------------------------------------------------------------------------------------------------------

Selected Financial Data as at December 15, 1999
-------------------------------------------------------------------------------
                                                                    Actual
                                                                ---------------
Cash
Cash held in Liquidity Reserve Account                                  55,344
Aircraft Purchase Account                                                    -
Expense Account                                                          5,000
-------------------------------------------------------------------------------
Total Cash Available                                                    60,344
-------------------------------------------------------------------------------

Asset Value
Assumed Portfolio Value as at Dectember 15, 1999                       866,427

Liquidity Reserve Amount
Of which - Cash                                                         55,344
         - Letters of Credit held                                       -
                                                                ---------------
Subtotal                                                                55,344
                                                                ---------------
Less Lessee Security Deposits                                          (15,344)
Subtotal                                                                40,000
-------------------------------------------------------------------------------
Total Asset Value (Note 2)                                             906,427
-------------------------------------------------------------------------------

Note Balances
A-1                                                                    340,000
A-2                                                                    218,194
B-1                                                                     77,244
C-1                                                                     84,617
D-1                                                                     80,000
                                                                ---------------
Total                                                                  800,055
-------------------------------------------------------------------------------
Ratios
Loan to Total Asset Value (Note 3)
A-1                                                                     61.58%
A-2                                                                     61.58%
B-1                                                                     70.10%
C-1                                                                     79.44%
D-1                                                                     88.26%
-------------------------------------------------------------------------------
Interest Coverage Ratio (Note 4)
Class A                                                                   2.92
Class B                                                                   2.54
Class C                                                                   2.20
Class D                                                                   1.89
-------------------------------------------------------------------------------
Debt Service Coverage Ratio (Note 5)
Class A                                                                   1.89
Class B                                                                   1.87
Class C                                                                   1.85
Class D                                                                   1.85
-------------------------------------------------------------------------------


-----------------------------
Notes
   1 The financial data as at December 15, 1999 includes payments made by AerCo on December 15, 1999 but only includes receipts up to December 9, 1999 (i.e.the calculation date for the Note Payment Date on December 15,1999)

   2 Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity
     Reserve Amount minus Lessee Security Deposits.

   3 Loan to Total Asset Value Ratio is equal to the aggregate principal amount of each subclass of Notes, plus the aggregate principal amount of any other subclass of Notes that ranks equally or senior in priority of payment, expressed as a percentage of the Total Asset Value.

   4 Interest Coverage Ratio is equal to the Net Cash Collections expressed as a ratio of the interest paid on each subclass of Notes plus the interest and minimum principal payments paid on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

   5 Debt Service Coverage Ratio is equal to Net Cash Collections expressed as a ratio of the interest and minimum and scheduled principal payments paid on each subclass of Notes plus the interest and minimum and scheduled principal payments paid on each subclass of Notes that ranks equally or senior in priority of payments with the relevant subclass of Notes.

   6 Included in Net Cash Collections for the prior period was $13.8 million received following the sale of a Fokker 100 aircraft.

Further particulars of AerCo's portfolio as of December 15, 1999 (except for appraised values which are as of January 18, 1999) are contained in the table below.

----------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Appraised
                                                                                                     Date of      Value at
                            Country of Current               Aircraft       Engine        Serial   Manufacture/  January 18,
No.  Region                 Lessee             Lessee          Type      Configuration    Number    Conversion      1999
----------------------------------------------------------------------------------------------------------------------------
 1.  Asia - Emerging        China            China Xinjiang   B757-200    RB211-535E4      26153      Aug-92       41,633
 2.  Asia - Emerging        China            Yunnan           B737-300    CFM56-3C1        26068      Jun-92       24,099
 3.  Asia - Emerging        India            Indian Airlines  A300B4-200  CF6-50C2           240      May-83       11,648
 4.  Asia - Emerging        Philippines      PAL              B737-300    CFM56-3B1        24465      Aug-89       20,736
 5.  Asia - Emerging        Philippines      PAL              B737-300    CFM56-3B1        24677      Mar-90       22,103
 6.  Asia - Emerging        South Korea      Asiana           B737-400    CFM56-3C1        25764      Jul-92       26,720
 7.  Asia - Emerging        South Korea      Asiana           B737-400    CFM56-3C1        25765      Jul-92       26,285
 8.  Asia - Emerging        Taiwan           FEAT             MD83        JT8D-219         49952      Dec-91       21,983
 9.  Europe - Developed     Italy            Air Europe       A320        CFM5-5A1            85      Feb-90       24,800
10.  Europe - Developed     Ireland          Aer Lingus       B737-400    CFM56-3C1        24685      May-90       25,091
11.  Europe - Developed     Spain            Spanair          B767-300ER  PW4060           24999      Feb-91       60,437
12.  Europe - Developed     Spain            Spanair          MD83        JT8D-219         49627      Apr-89       20,493
13.  Europe - Developed     Spain            Spanair          MD83        JT8D-219         49790      Oct-89       20,780
14.  Europe - Developed     United Kingdom   Air 2000         B757-200    RB211-535E4      26158      Feb-93       42,170
15.  Europe - Developed     United Kingdom   Airtours         A320-200    CFM56-5A3          299      Apr-92       29,537
16.  Europe - Developed     United Kingdom   Airtours         A320-200    V2500-A1           362      Nov-92       30,347
17.  Europe - Developed     United Kingdom   BMA              B737-400    CFM56-3C1        23868      Oct-88       23,132
18.  Europe - Developed     United Kingdom   Monarch          A320-200    CFM56-5A3          391      Feb-93       30,937
19.  Europe - Emerging      Hungary          Malev            B737-300    CFM56-3C1        24909      Apr-91       23,366
20.  Europe - Emerging      Turkey           Pegasus          B737-400    CFM56-3C1        23979      Jan-89       23,466
21.  Europe - Emerging      Turkey           Sun Express      B737-300    CFM56-3C1        24908      Mar-91       23,308
22.  Europe - Emerging      Turkey           THY              B737-400    CFM56-3C1        24904      Feb-91       24,912
23.  Europe - Emerging      Turkey           THY              B737-400    CFM56-3C1        26066      Jun-92       26,467
24.  Latin America          Brazil           TAM              Fokker 100  TAY650-15        11341      Aug-91       14,160
25.  Latin America          Brazil           TAM              Fokker 100  TAY650-15        11350      Apr-92       15,096
26.  Latin America          Brazil           TAM              Fokker 100  TAY650-15        11351      Sep-91       14,431
27.  Latin America          Brazil           Nordeste         B737-500    CFM56-3C1        26067      Jun-92       19,785
28.  Latin America          Chile            Lan Chile        B767-300ER  PW4060           24947      Mar-91       59,841
29.  Latin America          Chile            AILL (1)         DC8-71F     CFM56-2C1        46040      Mar-91       15,858
30.  Latin America          Columbia         Avianca          B757-200    RB211-535E4      26152      Aug-92       41,012
31.  North America          Canada           Canadian         A320-200    CFM56-5A1          403      Dec-93       29,791
32.  North America          United States    BAX Global       DC8-71F     CFM56-2C1        46064      Mar-92       15,040
33.  North America          United States    Tower Air        B747-200    JT9D-7Q          22496      Oct-81       31,996
                                                                                                               ----------
     Total                                                                                                        881,460

----------------------------------------------------------------------------------------------------------------------------

 1.  Aircraft International Leasing Limited is an indirect 100% subsidiary of Lan Chile

                                  AERCO GROUP

          Management Discussion & Analysis of Financial Condition and
                             Results of Operations

         The financial information contained in this report was not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but was prepared in accordance with the Company's obligations under the Indenture. This report should be read in conjunction with the Company's most recent financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders' deficit and aircraft assets to estimated amounts under generally accepted principles of the United States. For this you should refer to the Company's Form 20-F which is on file at the Securities and Exchange Commission.

Background

       On July 15, 1998 ("the Closing Date"), AerCo Limited, ("AerCo" or "the Company"), a Jersey limited liability company, issued $800 million of Notes in four subclasses, Subclass A-1, Subclass A-2, Subclass B-1 and Subclass C-1(the "Notes"). The Company also issued two additional subclasses of notes, the Subclass D-1 Notes and the Subclass E-1 Notes which were initially purchased by AerFi Group plc ("AerFi Group"). The Company used the proceeds from the issuance of Notes, the Subclass D-1 Notes and the Subclass E-1 Notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases), (ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from AerFi Group and its subsidiaries ("AerFi") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of AerFi Group.

       On May 14, 1999, AerCo consumated an exchange offer under which the Notes were exchanged for new notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the exchange offer went effective on April 15, 1999 (the "Registration Statement").

       The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

General

         AerCo is a special purpose vehicle which currently owns (directly and indirectly) 33 aircraft, which are on operating leases, having sold one Fokker 100 aircraft in January 1999 and a second Fokker 100 aircraft in July 1999. AerCo may also acquire additional aircraft and any related existing leases or similar arrangements from various sellers, which may include AerFi. Additional aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of additional aircraft with external funds, including issuing additional notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998 by and between AerCo and Bankers Trust Company, as trustee of the Notes and the new notes issued and to be issued under the exchange offer (the "Indenture").

         AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft operating leasing market. This in turn, is affected by various cyclical factors including interest rates, the availability of credit, fuel costs and general and regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models; manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risk of lessee default.

                                                                      AerCo MD&A


         AerCo's ability to compete against other lessors is determined, in part, by (i) the composition of its fleet in terms of mix, relative age and popularity of the aircraft types; (ii) operating restrictions imposed by the Indenture, and (iii) the ability of other lessors, who may possess substantially greater financial resources, to offer leases on more favorable terms than AerCo.

         This quarterly report presents information from the Closing Date to the December 15, 1999 Payment Date and for the three month period from the September 15, 1999 Payment Date to the December 15, 1999 Payment Date (the "Current Period"). This report, however, limits its commentary to the Current Period.

Cashflow Performance Relative to the Assumptions

         The Registration Statement contained assumptions in respect of AerCo Group's future cashflows and cash expenses (the "Assumptions"). These are identical to those contained in the offering memorandum issued by AerCo on June 23, 1998. In the Current Period, AerCo Group had net Cash Collections of $23.4 million compared with an assumed amount of $25.8 million. This is comprised of total Cash Collections of $29.1 million, which were $0.9 million above the assumed amount and total Cash Expenses of $5.7 million, which were $3.3 million above the assumed amount. Cash Collections and Cash Expenses are discussed in detail below.

         Cash Collections

         "Cash Collections" comprise lease rental payments, maintenance reserve payments by lessees, cash interest paid on AerCo's cash balances and other cash received. The Registration Statement assumed total Cash Collections for the Current Period of $28.2 million. Total Cash Collections achieved in the period were $29.1 million, a positive difference of $0.9 million. This difference is due to a combination of factors set out below.

         Gross lease rentals. Cash Collections relating to gross lease rentals for the Current Period amounted to $26.1 million, $3.3 million less than the amount assumed in the Registration Statement. This variance arises principally due to the actual re-lease rates for the aircraft being less than assumed, in addition to lost lease revenue as a result of the two Fokker 100 aircraft sold previously.

         Repossession and other stress related costs. The Registration Statement assumed a 6% reduction in gross rentals due to downtime costs, repossession costs and arrearages. These costs for the Current Period amounted to a cash outflow of $0.2 million, compared with the cash outflow of $1.8 million in assumed costs for this period. The cash outflow of $0.2 million arose due to the timing of the receipt of payments in the Current Period by certain lessees, of rentals relating to previous periods, principally an Asian lessee representing 4.8% of the portfolio by appraised value at January 18, 1999, offset by non payment of rentals by a North American lessee representing 3.6% of the portfolio by appraised value at January 18, 1999.

         Net lease rental. This comprises of gross lease rentals, net of repossession and other stress related costs ("Net Lease Rentals"). For the Current Period, assumed Net Lease Rentals were $27.6 million. Actual Net Lease Rentals were $25.9 million.

         Maintenance receipts. In the Current Period, maintenance receipts were $2.4 million and maintenance disbursements were $2.1 million. The Registration Statement assumes that maintenance receipts will equal maintenance disbursements over the term of the Notes, and therefore, maintenance receipts and maintenance disbursements are both assumed to be zero in each Note Payment Period. In any particular Note Payment Period, however, actual maintenance receipts and disbursements will vary such that it is unlikely that maintenance receipts will equal maintenance disbursements in any such period.

         Interest received. Actual interest received for the Current Period was $0.8 million which is ahead of the amount assumed in the Registration Statement for the same period of $0.6 million.

                                                                      AerCo MD&A


         Cash Expenses

         "Cash Expenses" includes all fees, costs or expenses paid by any AerCo Group member in the course of the business activities permitted to be conducted by it under the Indenture. The cash outflows in respect of Cash Expenses shown in the Registration Statement were assumed to be $2.4 million for the Current Period. Actual cash expenses were $5.7 million. The difference is due to a combination of offsetting factors set out below.

Operating Expenses

         Maintenance. Maintenance disbursements in the Current Period were approximately $2.1 million which is $0.3m less than the maintenance receipts for the period. The level of maintenance disbursements in the period is as a result of the coincidence of a number of airframe and engine overhauls due to the fact that much of AerCo Group's fleet is of a relatively similar age profile. This is also expected to result in maintenance cash outflows exceeding inflows on an aggregate basis over the period to March 31, 2002. Thereafter, it is expected that this trend will be reversed. As discussed above, the Registration Statement assumes that maintenance receipts will equal maintenance disbursements over the term of the Notes; however, it is unlikely that actual maintenance receipts will equal maintenance disbursements in any particular Note Payment Period.

         Insurance, re-leasing, repossession and other costs. The Registration Statement assumed a 2.0% reduction in gross lease rentals due to certain leasing costs, insurance, re-leasing and other costs. For the Current Period this assumed amount was $0.6 million. Actual costs for the Current Period were $1.7 million, $1.1 million greater than the assumed amount. The costs for the Current Period arose primarily due to costs associated with the redelivery and lease extension of certain aircraft.

Selling, General and Administrative Expenses

         Servicer fees. Fees paid to Babcock & Brown Limited, as Servicer, during the Current Period amounted to $0.5 million which is equal to the assumed cost for the period. A portion of the Servicer's incentive fee relating to prior periods was paid during the Current Period. A significant portion of the Servicer's fees are calculated as a percentage of rental revenue actually received.

         Other service provider fees and overhead. Other service provider fees and overhead amounted to $1.3 million, which was $0.1 million above the assumed amount for the Current Period due to the timing of certain costs.

         Note Payments

         Interest payments. Actual interest payments to Noteholders, net of swap costs, for the Current Period were $15.6 million, as compared with assumed interest payments, net of swap costs, of $15.4 million. Although principal balances on the Notes were less than assumed, the higher net interest payments in the period were caused by higher than assumed interest rates.

         Principal payments. Total principal distributions in the Current Period were $7.8 million, $2.6 million lower than assumed total debt amortization. Principal amortization payments were made with respect to the Subclass A-2 Notes, Subclass B-1 Notes and Subclass C-1 Notes. All scheduled principal distributions on the Subclass A-2, B-1 and C-1 Notes have been made. In addition, Subclass B-1 supplemental principal distributions of $0.6m were paid during the Current Period.

                                                                      AerCo MD&A


Other Financial Data

         Cash

         Cash held at September 15, 1999 was $61.0 million. Of this amount, $55.3 million represents the cash portion of the Liquidity Reserve Amount (which is used as a source of liquidity for, among other things, maintenance obligations, security deposit return obligations, cash operating expenses and contingent liabilities). Finally, the amount of cash held reflects cash received in respect of rentals and other collections in the period since the most recent Calculation Date and amounts held in the Expense Account for payments in respect of monthly recurring expenses and costs that are not regularly incurred but are anticipated to become due and payable in the near future.

         Aircraft Values

         At July 15, 1998, the total assumed value of the 35 aircraft was $951.9 million. Following application of the declining value assumption set out in the terms of the Notes, and the sale of two Fokker 100 aircraft, serial numbers 11258 and 11342, the total assumed value of the 33 remaining aircraft was $866.4 million at December 15, 1999.

       Under the terms of the Notes, AerCo Group is obliged to obtain annual appraisals of the base value of each of the aircraft from at least three independent appraisers no earlier than 90 days and not later than 30 days prior to March 31 of each year. The most recent valuation was received on January 18, 1999 and gave rise to a fleet valuation of $895.9 million. A commentary on the decline in value of the portfolio was included in the report on the period to December 15, 1998. At December 15, 1999, the adjusted portfolio value was $842.9 million.

         A-D Note Balance

         As of December 15, 1999, the aggregate amount of the Notes outstanding was $800.1 million, approximately $20.6 million lower than assumed due to higher actual than assumed principal repayments with respect to the Subclass A-2 Notes and Subclass B-1 Notes principally as a result of aircraft sales.

         As of December 15, 1999, the aggregate amount of A - D Notes outstanding represented 87.8% of the assumed portfolio value. This compares favourably with a target amount of 90.2% contained in the Registration Statement.

Developments

         Recent Developments

         The aircraft leasing industry is being adversely affected by a significant increase in the numbers of aircraft available for lease or sale, with a corresponding negative impact on aircraft values and lease rates for certain aircraft types. AerCo has seven aircraft to remarket before March 31, 2001. These comprise 1 x B737-300, 3 x B737-400, 1 x A320-200 and 2 x
B767-300ER. As a result of the current over supply of aircraft in the market place, AerCo may experience difficulties in placing certain of these aircraft at satisfactory lease rates and without incurring substantial downtime.

         Trading conditions in the civil aviation industry have been adversely affected by the severe economic and financial difficulties experienced in Latin America. This downturn has undermined business confidence in the region and has had an adverse impact on the results of operations of some of AerCo's lessees in the region which may adversely affect AerCo's future revenues and cashflows.

                                                                      AerCo MD&A


         Brazil has experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and, since it devalued its currency on January 13, 1999, dramatic decreases in the value of its currency. Continued weakness in the value of the Brazilian real, as well as general deterioration in the Brazilian economy will mean that lessees may be unable to generate sufficient revenues in Brazilian currency to pay the dollar-denominated rental payments under the leases. Failure by Brazil to overcome its current financial crisis could result in the crisis spreading to other Latin American economies and economies in other emerging markets. At present it appears that some consolidation may take place in the Brazilian airline industry with the possible merger of a number of airlines being suggested by market analysts. Future developments in the political systems or economies of Brazil and other Latin American countries may have a material adverse effect on lessee operations in those countries. At December 31, 1999, AerCo leased seven aircraft representing 20.4% of its portfolio by appraised value at January 18, 1999 to operators in Latin America of which four aircraft representing 7.2% of the portfolio by appraised value were leased to operators in Brazil. Accordingly, further deterioration in the Latin American economies, especially Brazil, could lead to a material decrease in AerCo's leasing revenues and an increase in default related costs.

         Colombia has recently suffered as a result of the deterioration in the value of the Colombian Peso and the resulting negative impact on the Colombian economy. AerCo leases to one Colombian lessee which operates one aircraft, representing 4.6% of the portfolio by appraised value at January 18, 1999. Continued weakness in the value of the Colombian Peso, as well as general deterioration in the Colombian economy, will mean that this lessee may be unable to generate sufficient revenues in the Colombian currency to pay the dollar denominated rental payments under the lease. During the three months ended December 31, 1999 the Servicer, on behalf of AerCo, entered into a restructuring agreement with the Colombian lessee. The restructured amount of $1.5 million consisting of lease rental and maintenance payments was due to be repaid before December 31, 1999. The lessee failed to meet this date. However, the parties have agreed that all arrears will be cleared by March 31, 2000.

         At December 31, 1999, three lessees in Turkey operate four aircraft representing 11.1% of the aircraft by appraised value at January 18, 1999. Turkey was hit by a severe earthquake in August 1999. Two of these airlines operate charter flights which are heavily dependent on tourists travelling to Turkey. Damage caused by the earthquake and any fall-off in tourist traffic may adversely affect the ability of these airlines to operate and meet their obligations under the leases.

         The economies of Indonesia, Thailand, South Korea, Malaysia and the Philippines have experienced particularly acute difficulties resulting in many business failures, significant depreciation of local currencies against the dollar (the currency in which lease payments are payable), sovereign and corporate credit ratings downgrades and defaults and, in certain cases, internationally organized financial stability measures. The economic difficulties in Indonesia have resulted in civil disturbances and a change of government in that country. Several airlines in the region have announced their intention to reschedule their aircraft purchase obligations, reduce headcount and eliminate certain routes. Since 1990, the market in this region for aircraft on operating lease has demonstrated significant growth rates. However, should the recessionary conditions that now prevail in large parts of the region last for a significant period of time these will have an adverse impact on operators in the region as well as global aircraft demand. At December 31, 1999, AerCo leased eight aircraft, representing 22.2% of its portfolio by appraised value at January 18, 1999 to operators in Asia and the Far East.

         Philippine Airlines ("PAL"), the lessee of two aircraft representing 4.8% of the portfolio by appraised value at January 18, 1999 has been adversely affected by the ongoing Asian economic crisis. On June 19, 1998, PAL filed a petition for approval of a rehabilitation plan at the Philippine SEC and subsequently, the Philippine SEC appointed an Interim Receiver. PAL was instructed by the Philippine SEC to submit a Rehabilitation Plan within 30 days. Following a number of applications for extension of this time limit, PAL filed a revised Rehabilitation Plan with the Philippine SEC on March 15, 1999. It is unclear whether PAL will receive support for its proposed Rehabilitation Plan from its creditors. During the quarter to December 31, 1999, $3 million of receivables balances were restructured by the

                                                                      AerCo MD&A


Servicer. The balance will be repaid over 36 months and the first payment was received in November 1999. There can be no assurance, however, that PAL will ultimately repay its arrearages or be able to pay future lease rentals. AerCo may encounter delays or difficulties in recovering possession of its aircraft which are operated within the Philippines or terminating the relevant leases. If the aircraft are recovered, the technical costs required to ensure the aircraft are in a suitable condition for re-leasing may be significant.

         Lessee Performance

         Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties.

         As of December 31, 1999, amounts outstanding for more than 30 days for rental payments, maintenance reserves and other amounts due under the leases equaled $4.8 million for three lessees who had a total of four aircraft on lease. This outstanding amount included $2.7 million of deferred receivables in respect of one lessee who had two aircraft on lease which is repayable over 36 months. Non deferred amounts outstanding for 30 to 90 days equaled $1.6 million and amounts outstanding for more than 90 days equaled $0.5 million.

         As of December 31, 1999, a Latin American lessee representing 4.6% of the portfolio by appraised value at January 18, 1999 owed $1.5 million with $0.7 million in arrears for more than 30 days. The Servicer has agreed with the lessee that all outstanding amounts will be cleared by March 31, 2000.

         PAL, the lessee of two B737-300 aircraft representing 4.9% of the portfolio by appraised value at January 18, 1999 has been adversely affected by the Asian economic crisis (see Section on Recent Developments). The Servicer has agreed with PAL a schedule covering the payment of arrearages and the extension of the leases. At December 31, 1999, these arrearages amounted to $2.7 million.

         As of December 31, 1999, a North American lessee, representing 3.6% of the portfolio by appraised value at January 18, 1999, owed $1.7 million with $0.8 million in arrears for 30 to 90 days and $0.5 million in arrears for more than 90 days. The Servicer is in discussions with the lessee regarding the payment of this amount and future lease rentals.



Ref: 00cl0035


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